SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, November 14, 2016

3Q16 Earnings Release

Company Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the third quarter of 2016 (3Q16), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s 3Q16 consolidated results and comparisons refer to the second quarter of 2016 (2Q16) and the third quarter of 2015 (3Q15), unless otherwise stated. The Real/U.S. Dollar exchange rate was R$3.2456 on September 30, 2016 and R$3.2092 on June 30, 2016.

Given the agreement entered into for the sale of Metalic in 3Q16, the Company applied CPC 31, which determines the presentation of this company’s balance sheet and results as discontinued operations. Said pronouncement states that the comparative periods should also reflect this presentation. Consequently, in its 3Q16 ITR, the Company applied the CPC 31 requirements in full, but opted not to present Metalic’s information for the comparative periods as discontinued operations in the earnings release/presentation given its minor contribution to the consolidated result.

Operational and Financial Highlights during 3Q16

•         R$1,239 million EBITDA generated, a 45% increase over 2Q16, with 26% EBITDA Margin.

•         The Gross Profit registered RS1,311 million during 3Q16, 42% higher than 2Q16. The gross margin reached 30%, 9p.p. above 2Q16.

•         Steel EBITDA of R$552 million, with 19% EBITDA margin, 49% higher than 2Q16, showing the recovery of the steel sector in the domestic market.

•         Increase in steel sales in the domestic market. 62% participation vs. 53% during 2Q16.

•         8% steel price increase in the domestic market.

•         Iron Ore Sales of 10.2Mt, 7% higher than 2Q16.

•         Iron ore FOB price reached US$39/t, 28% higher than 2Q16.

•         Mining EBITDA of R$599 million, with 46% EBITDA Margin, 64% higher than 2Q16.

•         Adjusted net debt remained flat at R$25,842 million, while leverage fell by 0.9x, closing the quarter at 7.4x, versus 8.3x in 2Q16, thanks to increased EBITDA generation in the last 12 months.

For further information, please visit our corporate website: www.csn.com.br/ri

3Q16 EARNINGS

 RELEASE

Highlights	3Q15	2Q16	3Q16	Change
3Q16	x	2Q16	3Q16	x	3Q15

Steel Sales (thousand t)	1,191	1,253	1,172	(6%)	(2%)
- Domestic Market	58%	53%	62%	9%	4%
- Overseas Subsidiaries	39%	40%	34%	(6%)	(5%)
- Exports	3%	7%	4%	(3%)	1%

Iron Ore Sales (thousand t)1	7,585	9,267	10,230	10%	35%
- Domestic Market	0%	7%	11%	4%	11%
- Exports	100%	93%	89%	(4%)	(11%)

Consolidated Results (R$ Million)
Net Revenue	3,956	4,349	4,437	2%	12%
COGS	(3,015)	(3,427)	(3,126)	(9%)	4%
Gross Profit	941	922	1,311	42%	39%
SG&A Expenses	(531)	(498)	(521)	5%	(2%)
Adjusted EBITDA[2]	853	855	1,239	45%	45%

Adjusted Net Debt[3]	23,417	25,873	25,842	0%	10%
Adjusted Cash Position	12,236	5,678	5,663	0%	(54%)
Net Debt / Adjusted EBITDA	6.6x	8.3x	7.4x	(0.9x)	0.8x

1 Iron ore sales volumes include 100% of the stake in NAMISA until November 2015 and 100% of the stake in Congonhas Minérios as of December 2015.

² Adjusted EBITDA is calculated based on net income/loss, before depreciation and amortization, income taxes, the net financial result, results from investees, and other operating income (expenses) and includes the proportional share of the EBITDA of the jointly-owned investees MRS Logística and CBSI, as well as the Company’s 60% interest in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

³ Adjusted Net Debt and Adjusted Cash and Cash Equivalents included 33.27% of the stake in MRS, 60% of the interest in Namisa and 50% of the stake in CBSI until November 2015. As of December 2015, they included 100% of Congonhas Minérios, 37.27% of MRS and 50% of CBSI, excluding Forfaiting and drawee risk operations.

CSN’s Consolidated Results

•         Net revenue totaled R$4,437 million in 3Q16, 2% up on 2Q16, thanks to higher revenue from the mining segment.

•         COGS amounted to R$3,126 million, 9% down on the previous three months. The quarter-over-quarter reduction was chiefly due to the greater dilution of fixed costs in steel production.

•         Third-quarter gross profit came to R$1,311 million, 42% higher than in 2Q16. The gross margin stood at 30%, up by 9 p.p. compared to 2Q16.

•         Selling, general and administrative expenses totaled R$521 million, 5% more than in 2Q16, mainly due to the 10% upturn in distribution costs.

•         Other operating income (expenses) was a negative R$1.3 million in 3Q16, versus a negative R$171 million in 2Q16.

•         The proportional net financial result was negative by R$780 million, due to: i) financial expenses (excluding the exchange variation) of R$857 million; ii) the negative exchange variation result of R$74 million; and (iii) financial revenue of R$151 million.

For further information, please visit our corporate website: www.csn.com.br/ri	2

3Q16 EARNINGS

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Financial Result (R$ million)	3Q15	2Q16	3Q16
Financial Result - IFRS	(1,549)	(204)	(761)
(+) Financial Result of Joint-Venture	770	(24)	(19)
(+) Namisa	800	-	-
(+) MRS	(29)	(24)	(20)
(=) Proporcional Financial Result[1]	(779)	(228)	(780)
Financial Revenues	123	150	151
Financial Expenses	(901)	(378)	(931)
Financial Expenses (ex-exchange rates variation)	(1,034)	(856)	(857)
Result with Exchange Rate Variation	134	478	(74)
Monetary and Exchange Rate Variation	(1,751)	1,220	(136)
Hedge Accounting	1,214	(595)	61
Notional Amount of Derivatives Contracted	671	(146)	2

¹ The proportional financial result considered stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

•         CSN’s equity result was a positive R$25 million in 3Q16, versus a positive R$18 million in 2Q16, chiefly due to MRS’s equity result, as shown below:

Share of profits (losses) of investees (R$ million)	3Q15	2Q16	3Q16
Namisa	867	-	-
MRS Logística	17	32	42
CBSI	-	-	1
TLSA	(9)	(4)	(6)
Arvedi Metalfer BR	(5)	-	2
Eliminações	(8)	(10)	(13)
Share of profits (losses) of investees	861	18	25

•         CSN recorded a third-quarter net loss of R$100 million, versus net losses of R$43 million in 2Q16.

Adjusted EBITDA (R$ million)	3Q15	2Q16	3Q16	Change
3Q16	x	2Q16	3Q16	x	3Q15
Profit (loss) for the Period	(533)	(43)	(100)	131%	(81%)
Depreciation	285	304	309	2%	9%
Income Tax and Social Contribution	169	110	153	39%	(10%)
Finance Income	1,549	204	761	272%	(51%)
EBITDA (ICVM 527)	1,470	576	1,123	95%	(24%)
Other Operating Income (Expenses)	85	171	1	-	-
Share of Profit (Loss) of Investees	(861)	(18)	(25)	36%	-
Proportionate EBITDA of Joint Ventures	159	126	139	10%	(12%)
Adjusted EBITDA[1]	853	855	1,239	45%	45%

¹ The Company discloses adjusted EBITDA excluding interests in investments and other operating revenue (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

•         Adjusted EBITDA amounted to R$1,239 million in 3Q16, 45% up on both the quarter before, accompanied by an adjusted EBITDA margin of 26.2%, 7.5p.p. higher than in 2Q16.

For further information, please visit our corporate website: www.csn.com.br/ri	3

3Q16 EARNINGS

 RELEASE

¹ The adjusted EBITDA margin is calculated as the ratio between Adjusted EBITDA and Adjusted Net Income, which considers stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

Debt

The adjusted amounts of EBITDA, Debt and Cash included the stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI, as of December 2015, as well as financial investments used as collateral for exchange operations on the BM&FBovespa. On June 30, 2016, consolidated net debt totaled R$25,842 million, while the net debt/EBITDA ratio stood at 7.36x, based on LTM adjusted EBITDA.

Foreign Exchange Exposure

The FX exposure of our consolidated balance sheet on September 30, 2016 was US$1,826 million, as shown in the table below. It is important to mention that the net FX exposure includes a liability totaling US$1.0 billion in the Loans and Financing line related to the Perpetual Bonds, which, due to its nature, will not require disbursements for the settlement of the principal amount in the foreseeable future.

The hedge accounting adopted by CSN correlates projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked under shareholders’ equity, being recorded in P&L when revenues in USD from exports are received.

For further information, please visit our corporate website: www.csn.com.br/ri	4

3Q16 EARNINGS

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Foreign Exchange Exposure	IFRS
(US$ thousand)	06/30/2016	09/30/2016
Cash and cash equivalents overseas	802	851
Accounts Receivable	317	312
Total Assets	1,119	1,163
Borrowings and Financing	(4,437)	(4,393)
Accounts Payable	(6)	(18)
Other Liabilities	(7)	(12)
Total Liabilities	(4,450)	(4,423)

Foreign Exchange Exposure	(3,332)	(3,261)

Notional Amount of Derivatives Contracted, Net	-	(98)
Cash Flow Hedge Accounting	1,541	1,533
Net Foreign Exchange Exposure	(1,791)	(1,826)
Perpetual Bonds	1,000	1,000
Net Foreign Exchange Exposure Perpetual Bonds	(791)	(826)

Capex

CSN invested R$382 million in 2Q16 and R$1,185 million in 9M16 , led by:

•         Investments in the new clinker kiln in Arcos-MG, allowing the cement segment to generate competitive margins and scale gains in the Southeast region due to self-sufficiency in clinker production.

Of this total, R$102 million went to spare parts and R$234 million to current investments.

Investment (R$ million)	3Q15	2Q16	3Q16
Steel	173	136	133
Mining	473	61	56
Cement	139	261	157
Logistics	19	13	36
Others	0	3	0
Total Investment IFRS	804	473	382

Working Capital

To calculate working capital, CSN adjusts its assets and liabilities as shown below:

•         Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits (Note 7 of the financial statements).

•         Inventories: Includes Estimated Losses and excludes Spare Parts, which is not part of the cash conversion cycle, and will be booked under Fixed Assets when consumed. (Note 8 of the financial statements);

•         Recoverable Taxes: Composed only by the Income (IRPJ) and Social Contribution (CSLL) Taxes included in Recoverable Taxes (Note 9 of the financial statements);

•         Taxes Payable: Composed of Taxes Payable under Current Liabilities plus Taxes in Installments (Note 15 of the financial statements);

•         Advances from Clients: Subaccount of Other Liabilities recorded under Current Liabilities (Note 15 of the financial statements).

•         Suppliers: Includes Forfaiting and Drawee Risk (Note 13 of the financial statements).

As a result, working capital applied to the Company’s business totaled R$2,344 million in 3Q16, R$16 million less than in 2Q16, chiefly due to the R$251 million increase in the suppliers line and the R$166 million upturn in accounts

For further information, please visit our corporate website: www.csn.com.br/ri	5

3Q16 EARNINGS

 RELEASE

receivable. On a same comparison basis, the average receivable period increased by 3 days, while payment periods and inventory turnover increased by 7 days and 1 day, respectively.

Working Capital (R$ million)	3Q15	2Q16	3Q16	Change
3Q16	x	2Q16	3Q16	x	3Q15
Assets	6,371	4,804	4,953	150	(1,418)
Accounts Receivable	2,302	1,622	1,789	166	(513)
Inventory Turnover	3,838	2,995	3,002	7	(836)
Advances to Taxes:	231	186	162	(24)	(69)
Liabilities	2,392	2,444	2,610	165	218
Suppliers:	1,724	1,388	1,639	251	(85)
Salaries and Social Contribution	282	262	287	25	5
Taxes Payable	328	743	620	(122)	292
Advances from Clients	59	51	63	12	4
Working Capital	3,979	2,359	2,344	(16)	(1,635)

Turnover Ratio (days)	3Q15	2Q16	3Q16	Change
3Q16	x	2Q16	3Q16	x	3Q15
Receivables	46	31	34	3	(12)
Supplier Payment	53	40	47	7	(6)
Inventory Turnover	118	86	87	1	(31)
Cash Conversion Cycle	111	77	74	(3)	(37)

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

¹ Namisa’s former assets.

²As of 2013, the Company ceased the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI. For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, as historically presented. For the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the “corporate/elimination expenses” column.

³In order to report the Company’s 2015 results, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result includes all this new company’s information.

For further information, please visit our corporate website: www.csn.com.br/ri	6

3Q16 EARNINGS

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Results 3Q16	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ million)
Net Revenue	2,867	1,307	50	355	140	68	(351)	4,437
Domestic Market	1,893	145	50	355	140	68	(584)	2,068
Foreign Market	974	1,162	-	-	-	-	233	2,369
Cost of Goods Sold	(2,300)	(811)	(37)	(237)	(131)	(49)	439	(3,126)
Gross Profit	567	497	13	119	9	19	88	1,311
Selling, General and Administrative Expenses	(183)	(15)	(8)	(24)	(20)	(7)	(265)	(521)
Depreciation	169	118	3	57	15	4	(58)	309
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	139	139
Adjusted EBITDA	552	599	9	152	4	17	(95)	1,239

For further information, please visit our corporate website: www.csn.com.br/ri	7

3Q16 EARNINGS

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Results 2Q16	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ million)
Net Revenue	2,878	1,180	45	337	109	66	(266)	4,349
Domestic Market	1,607	77	45	337	109	66	(451)	1,790
Foreign Market	1,271	1,103	-	-	-	-	185	2,559
Cost of Goods Sold	(2,459)	(907)	(34)	(227)	(102)	(48)	350	(3,427)
Gross Profit	419	273	11	111	7	18	84	922
Selling, General and Administrative Expenses	(214)	(13)	(3)	(27)	(17)	(6)	(219)	(498)
Depreciation	164	105	3	56	17	4	(47)	304
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	126	126
Adjusted EBITDA	369	365	11	141	7	16	(55)	855

Steel

According to preliminary figures from the World Steel Association (WSA), global crude steel production totaled 1,197 million tonnes in 9M16, 0.5% down on the same period last year.

According to the Brazilian Steel Institute – IABr (also preliminary figures), domestic production came to 8.0 million tonnes, 8% up on the previous three months, giving a year-to date total of 22.9 million tonnes, 9% less than in the first nine months of 2015. Domestic production of rolled products stood at 5.6 million tonnes in the third quarter, 8% more than in 2Q16, giving 15.8 million tonnes in the first nine months, a 9.3% year-on-year reduction. Apparent consumption through September totaled 13.7 million tonnes, 19.1% less than in 9M15, with domestic sales of 12.6 million tonnes, down by 11.7%. In the same period, imports declined by 57.8% to 1.2 million tonnes, while exports edged up by 0.2% to 10.1 million tonnes.

According to INDA (the Brazilian Steel Distributors’ Association), 3Q16 steel purchases sales by distributors increased by 12.8%  year-on-year, while sales fell by 3.2%, totaling 751.4 million and 755.3 million tonnes, respectively. Inventories closed the quarter at 895,300 tonnes, 3.4% up on the previous month, representing 3.6 months of sales.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1.6 million units in the first nine months of 2016, 18% down on 9M15. In the same period, new car, light commercial vehicle, truck and bus licensing fell by 23% to 1.5 million units. The association estimates a reduction in annual vehicle sales of up to 19% over 2015.

Construction

According to SECOVI-SP (the São Paulo Residential Builders’ Association), residential real estate launches in the city of São Paulo totaled 8,007 units in 2016 through August, 37.5% down on the 12,802 units launched in the same period last year.

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials in the first nine months fell by 11.8% over 9M15. The association also revised its 2016 estimate to a decline of 10%.

Home Appliances

According to the Brazilian Institute of Geography and Statistics (IBGE), home appliance production in the year through September fell by 7.2% over the same period last year and by 11.6% in the last 12 months, reflecting the low level of business and consumer confidence.

For further information, please visit our corporate website: www.csn.com.br/ri	8

3Q16 EARNINGS

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Results from CSN’s Steel Operation

The parent company’s slab production totaled 738,000 tonnes in 3Q16, 48% up on 2Q16, while flat rolled steel output came to 835,000 tonnes, 25% up on 2Q16.

Flat Steel Production (Parent Company)	3Q15	2Q16	3Q16	Change
(thousand tonnes)				3Q16	x	2Q16	3Q16	x	3Q15
Total Slabs (UPV + Third Parties)	1,084	510	857	68%			(21%)
Crude Steel Production	1,023	500	738	48%			(28%)
Third Parties Slabs	61	10	119	-			95%
Total Rolled Products	989	668	835	25%			(16%)

•         Total steel product sales came to 1,172,000 tonnes in 3Q16, 6% down on 2Q16. Of this total, 62% went to the domestic market, 34% were sold by our subsidiaries abroad and 4% went to exports.

•         Third-quarter domestic steel sales totaled 730,000 tonnes 9% up on 2Q16, 682,000 tonnes of which flat steel and 49,000 tonnes long steel.

•          Third-quarter foreign sales amounted to 441,000 tonnes, 24% down on 2Q16. Of this total, the oversea subsidiaries sold 398,000 tonnes, 159,000 of which by LLC, 159,000 by SWT and 80,000 by Lusosider, while direct exports came to 44,000 tonnes.

•         In 3Q16, CSN maintained its high share of coated products as a percentage of total sales volume, in line with its strategy of adding more value to the product mix. Total sales of coated products such as galvanized items and tin plate accounted for 59% of flat steel sales, in line with 2Q16, considering all the markets in which the Company operates. In the foreign market, the share of coated products moved up from 85% to 88% in 3Q16.

•         Net revenue totaled R$2,867 million in 3Q16, in line with the previous three months, despite the decline in total sales volume, primarily due to the upturn in domestic sales volume and higher prices this quarter. Net average revenue per tonne stood at R$2,382, 7% higher than 2Q16.

•         COGS came to R$2,300 million in 3Q16, 6% less than in 2Q16, primarily due to the decrease in foreign market sales.

•         The parent company’s production cost reached R$1,446 million in 3Q16, 33% up on 2Q16, mainly due to increased output of slabs and rolled products, which moved up by 48% and 25%, respectively.

For further information, please visit our corporate website: www.csn.com.br/ri	9

3Q16 EARNINGS

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•         The slab production cost came to R$1,114/t, 13% down on 2Q16. In the same period, the cost in U.S. dollars fell by 7% to US$319/t.

•         Adjusted EBITDA amounted to R$552 million in 3Q16, 49% up on the R$369 million recorded in 2Q16, accompanied by a 6p.p. increase in the adjusted EBITDA margin from 13% to 19%.

Mining

In 3Q16, the seaborne iron ore market continued to be influenced by the healthy fundamentals of the Chinese steel segment. The policies to stimulate the economy introduced at the beginning of the year continued to fuel the real estate market and investments in infrastructure, which are the main drivers of the country’s steel consumption. At the same time, the decommissioning of obsolete blast furnaces reduced the supply base, increasing the pricing power of the remaining plants. As a result, prices and margins remained healthy, encouraging steel production and the use of iron ore. Given this scenario, the commodity’s price averaged US$58.60/dmt (Platts, Fe62%, N. China) in 3Q16, 5.4% up on the previous quarter.

Maritime freight costs on Route CI-C3 (Tubarão-Qingdao) averaged US$10.02/t in 3Q16, 18.9% up on 2Q16. The combination of scrapped ships and increased seaborne volume of iron ore and coal resulted in higher fleet utilization and more chartering of capsize vessels. The route price was also influenced by the upturn in oil prices.

Results from CSN’s Mining Operations

•         In 3Q16, iron ore production totaled 8.6 million tonnes, in line with 2Q16.

•         Third-quarter iron ore purchases came to 797,000 tonnes, 42% down on 2Q16.

•         Iron ore sales came to 10.2 million tonnes in 3Q16, 10% up on 2Q16. Shipped iron ore volume totaled 8.7 million tonnes, 5% down on 2Q16. During 3Q16, 1.1 million tonnes from Congonhas Minérios were sold to CSN’s Presidente Vargas Plant.

For further information, please visit our corporate website: www.csn.com.br/ri	10

3Q16 EARNINGS

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Production Volume and Mining Sales	3Q15	2Q16	3Q16	Change
(thousand t)	3Q16	x	2Q16	3Q16	x	3Q15
Iron Ore Production¹	7,941	8,537	8,553	0%	8%
Third Parties Purchase	1,587	1,376	797	(42%)	(50%)
Total Production + Purchase	9,528	9,913	9,350	(6%)	(2%)

UPV Transfer and Sale	1,412	695	1,114	60%	(21%)
Third Parties Sales Volume	7,585	8,572	9,116	6%	20%
Total Sales + Transfer	8,997	9,267	10,230	10%	14%

Shipped Volume	7,756	9,218	8,737	(5%)	13%

¹ Production and sales volumes include 100% of the stake in NAMISA until November/15 and 100% of the interest in Congonhas in December/15.

2 As of December 2015, Congonhas Minérios began selling iron ore to the President Vargas Plant.

•           Net revenue from mining operations totaled R$1.3 billion, 29% up on 2Q16. The upturns were due to a combination of increased total iron ore sales volume, which came to 10.2 million tonnes this quarter, and higher prices.

•           Mining segment COGS came to R$811 million in 3Q16, 9% up on 2Q16, due to the higher volume of iron ore sold in the quarter. In 3Q16, Congonhas Minérios recorded a Chinese delivery cost excluding depreciation of US$32.4/wmt, 15% increase on the previous quarter, mainly due to higher seaborne freight charges, which register an average of US$12.88/t during 3Q16, against US$10,86 during 2Q16.

•          Adjusted EBITDA stood at R$599 million in 3Q16, 64% up on 2Q16, with an adjusted EBITDA margin of 46%, 10p.p. more than in 2Q16, chiefly due to the increase in FOB export prices and higher total sales volume.

Congonhas Minérios Iron Ore Cost Excluding Depreciation

(US$/wmt delivered to China)

Logistics

Railway Logistics: In 3Q16, net revenue came to R$355 million, generating EBITDA of R$152 million and an EBITDA margin of 43%.

Port Logistics: In the third quarter, Sepetiba Tecon handled 34,000 containers, in addition to 127,000 tonnes of steel products and 5,000 tonnes of general cargo. Net revenue totaled R$50 million, generating EBITDA of R$9 million, accompanied by an EBITDA margin of 18%.

Sepetiba TECON Highlights	3Q15	2Q16	3Q16	Change
				3Q16	x	2Q16	3Q16	x	3Q15
Containers Volume (thousand units)	44	32	34	9%			(22%)
Steel Products Volume (thousand t)	304	197	127	(36%)			(58%)
General Cargo Volume (thousand t)	86	1	5	-			-

For further information, please visit our corporate website: www.csn.com.br/ri	11

3Q16 EARNINGS

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Cement

According to the IBGE’s Monthly Industrial Survey (PIM-PF), Brazil’s cement production fell by 15.8% year-on-year in September, in line with the performance of the construction industry.

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 43 million tonnes in 9M16, 13% less than in the same period the year before. For 2016 as a whole, SNIC estimates a sales decline of between 12% and 13%.

Results of CSN’s Cement Operations

In 3Q16, cement sales amounted to 850,000 tonnes, 42% up on 2Q16, while net revenue came to R$140 million. EBITDA totaled R$4 million, accompanied by an EBITDA margin of 3%.

Cement Highlights	3Q15	2Q16	3Q16	Change
(thousand t)				3Q16	x	2Q16	3Q16	x	3Q15
Total Production	627	606	860	42%			37%
Total Sales	582	594	850	43%			46%

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption totaled 344TWh in 2016 through September, 0.9% less than in the same period of 2015. Consumption in the industrial and commercial segments fell by 3.7% and 1.6%, respectively, while residential consumption climbed by 1.8%.

Results from CSN’s Energy Operations

In 3Q16, net revenue from energy operations totaled R$68 million, EBITDA stood at R$17 million and the EBITDA margin came to 25%.

Capital Market

CSN’s shares appreciated by 16% in 3Q16, while the Ibovespa increased by 13% in the same period. Daily traded volume on the BM&FBovespa averaged R$76.2 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) moved up by 13%, versus the Dow Jones’ 1% appreciation. On the NYSE, daily traded volume of CSN’s ADRs averaged US$6.0 million.

3Q16
Number of shares in thousand	1,387,524
Market Capitalization
Closing price (R$/share)	9.09
Closing price (US$/ADR)	2.76
Market Capitalization (R$ million)	12,613
Market Capitalization (US$ million)	3,886
Total return including dividends and interest on equity
CSNA3	16%
SID	13%
Ibovespa	13%
Dow Jones	1%
Volume
Average daily (thousand shares)	7,943
Average daily (R$ thousand)	76,184
Average daily (thousand ADRs)	2,039
Average daily (US$ thousand)	6,019
Source: Bloomberg

For further information, please visit our corporate website: www.csn.com.br/ri	12

3Q16 EARNINGS

 RELEASE

Average daily (thousand shares)	7,943
Average daily (R$ thousand)	76,184
Average daily (thousand ADRs)	2,039
Average daily (US$ thousand)	6,019
Source: Bloomberg

Restatement of the Financial Statements of December 31, 2015

The Company is voluntarily restating its consolidated financial statements for the fiscal year ended December 31, 2015 due to a change in the interpretation of the application of the Technical Pronouncement CPC 15/ IFRS 3 in the period after the publication of these financial statements, as required by the accounting pronouncement CPC23/IAS8.

The change in the interpretation of the CPC/IFRS was identified by reassessing the events triggered by the inquiries made by the Securities Exchange Commission (SEC) on the accounting procedure for the presentation of the non-controlling interests of the subsidiary Congonhas Minérios in the Company’s consolidated financial statements.

As mentioned in Note 3, on November 30, 2015, Congonhas Minérios acquired the control of the joint venture Nacional Minérios (“Namisa”) and applied the CPC 15/IFRS3 for the accounting of the business combination, using the acquisition method.

The legal implementation of the transaction took place on November 30, 2015 and was carried out through the primary issuance of shares by Congonhas Minérios with the payment, by the Consórcio Asiático, of 40% of its shares held in Namisa. Act subsequent to the payment, Congonhas and CSN signed a Shareholders' Agreement of Namisa granting the majority control of Namisa to Congonhas on the same date. On December 31, 2015, Namisa was merged into Congonhas, extinguishing the said Shareholders' Agreement.

The application of the acquisition method for the business combination resulted in net gains of R$2.9 billion in the statement of income of Congonhas coming from the remeasurement to fair value of the 60% interest in Namisa and from the elimination of the pre-existing relationships related to the operating agreements between Namisa and Congonhas. These gains were fully recorded in Congonhas, the acquirer for the purposes of this business combination. On the other hand, to implement the operation, CSN had recorded in its financial statements previously filed a gain of R$1.9 billion directly in its net equity from the change in its equity interest in Congonhas, which is being adjusted to a gain of R$1.6 billion. These amounts are detailed in Note 3.

The interpretative aspect of the CPC/IFRS application in this operation stems from the moment the gains are recorded and how these gains are allocated between the shareholders of Congonhas at the acquisition date. In the previous accounting procedure, even with the entire transaction being carried out on a single date, the corporate actions complied with a specific order in which the Company based its interpretation for the allocation of the gains to controlling and non-controlling shareholders. Within this context, Congonhas would have admitted the Consórcio Asiático in its shareholder base before the acquisition of control of Namisa, the reason why the gains with the business combination were allocated to the shareholders considering their respective equity interests in the capital of Congonhas, i.e., 87.52% to CSN and 12.48% to the Consórcio Asiático. Pursuant to the new interpretation of the events that took place on November 30, 2015, the gains from the business combination were recorded in Congonhas before the admission of the Consórcio Asiático in Congonhas' shareholder base and, for this reason, these gains are being exclusively allocated to the shareholder CSN.

The following table summarizes the change of the approach:

For further information, please visit our corporate website: www.csn.com.br/ri	13

3Q16 EARNINGS

 RELEASE

The following table summarizes the change of the approach:

Thus, the new interpretation for the implementation of the transaction gives rise to the gains from the business combination being presented as follows:

  Income Statement

Consolidated				Parent Company
December 31, 2015				December 31, 2015
	As presented	Reclassifications	Restated	As presented	Reclassifications	Restated
Equity in earnings of investees	1,160,348		1,160,348	5,968,872	359,897	6,328,769
Net income for the year	1,615,951		1,615,951	1,257,896	359,897	1,617,793
Attributable to:
Controlling interest	1,257,896	359,897	1,617,793	1,257,896	359,897	1,617,793
Non-controlling interest	358,055	(359,897)	(1,842)
	1,615,951		1,615,951	1,257,896	359,897	1,257,896

  •       Net Equity

December 31, 2015
	As presented	Reclassifications	Restated
Common stock	4,540,000		4,540,000
Capital reserve	30		30
Earnings reserves	2,104,804	359,897	2,464,701
Legal reserve	424,536	17,995	442,531
Statutory reserve	1,895,494	256,426	2,151,920
Earnings reserves to realize	23,750	85,476	109,226
Treasury shares	(238,976)		(238,976)
Other comprehensive income	1,019,913	(359,897)	660,016
Shareholders' equity attributed to controlling interest	7,664,747		7,664,747
Non-controlling interest	1,070,916		1,070,916
Total shareholders' equity	8,735,663		8,735,663

  The restatement above does not affect the consolidated results of the Company and does not change its net equity, being only a reallocation between certain line items.

For further information, please visit our corporate website: www.csn.com.br/ri	14

  3Q16 EARNINGS

   RELEASE

Webcast - 3Q16 Earnings Release	Investor Relations Team

  Conference Call in Portuguese with Simultaneous Translation into English

  November 14, 2016 – Monday

  11:00 a.m. – Brasília time/08:00 a.m. – US EST

  Phone: +55 (11) 2188-0155 (Brazil)

  +1 646 843-6054 (USA)

  Conference ID: CSN

  Webcast: www.csn.com.br/ir

IR Executive Officer – David Moise Salama Rodrigo Bonsaver (rodrigo.bonsaver@csn.com.br) Lucas Aparecida (lucas.aparecida@csn.com.br)

  Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectonist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please visit our corporate website: www.csn.com.br/ri	15

  3Q16 EARNINGS

   RELEASE

SALES VOLUME CONSOLIDATED (thousand tonnes)

	3Q15	2Q16	3Q16	Change
				3Q16 x 2Q16	3Q16 x 3Q15
Flat Steel	645	626	682	56	37
Slabs	-	0	-	(0)	-
Hot Rolled	233	225	233	8	(0)
Cold Rolled	128	117	129	12	1
Galvanized	195	203	218	15	23
Tin Plates	88	81	102	21	14
Long Steel UPV	41	43	49	6	8
DOMESTIC MARKET	686	669	730	62	44

	3Q15	2Q16	3Q16	3Q16 x 2Q16	3Q16 x 3Q15
Flat Steel	351	365	282	(83)	(69)
Hot Rolled	68	29	16	(13)	(52)
Cold Rolled	47	25	19	(6)	(28)
Galvanized	198	259	212	(46)	14
Tin Plates	38	52	35	(17)	(3)
Long Steel (profiles)	154	219	159	(60)	5
FOREIGN MARKET	505	584	441	(143)	(64)

	3Q15	2Q16	3Q16	3Q16 x 2Q16	3Q16 x 3Q15
Flat Steel	996	991	964	(27)	(32)
Slabs	-	0	-	(0)	-
Hot Rolled	301	254	249	(5)	(52)
Cold Rolled	175	143	148	5	(27)
Galvanized	393	462	431	(31)	38
Tin Plates	126	133	136	4	10
Long Steel UPV	41	43	49	6	8
Long Steel (profiles)	154	219	159	(60)	5
TOTAL MARKET	1,191	1,253	1,172	(81)	(19)

SALES VOLUME PARENT COMPANY (thousand tonnes)

	3Q15	2Q16	3Q16	Change
				3Q16 x 2Q16	3Q16 x 3Q15
Flat Steel	721	696	777	82	57
Slabs	-	0	-	(0)	-
Hot Rolled	270	239	265	26	(5)
Cold Rolled	139	129	144	16	5
Galvanized	223	247	273	26	50
Tin Plates	89	81	95	14	6
Long Steel UPV	41	43	49	6	8
DOMESTIC MARKET	762	738	826	88	64

	3Q15	2Q16	3Q16	3Q16 x 2Q16	3Q16 x 3Q15
Flat Steel	378	252	119	(133)	(259)
Hot Rolled	177	3	0	(3)	(177)
Cold Rolled	63	125	83	(42)	20
Galvanized	101	55	36	(19)	(65)
Tin Plates	38	-	-	-	(38)
Long Steel (profiles)	-	-	-	-	-
FOREIGN MARKET	378	252	119	(133)	(259)

	3Q15	2Q16	3Q16	3Q16 x 2Q16	3Q16 x 3Q15
Flat Steel	1,099	948	897	(51)	(202)
Slabs	-	0	-	(0)	-
Hot Rolled	447	308	265	(43)	(182)
Cold Rolled	202	132	145	13	(57)
Galvanized	324	371	356	(16)	32
Tin Plates	126	136	131	(5)	5
Long Steel UPV	41	43	49	6	8
Long Steel (profiles)	-	-	-	-	-
TOTAL MARKET	1,140	990	945	(45)	(195)

For further information, please visit our corporate website: www.csn.com.br/ri	16

  3Q16 EARNINGS

   RELEASE

INCOME STATEMENT
CONSOLIDATED – Corporate Law (In thousand of R$)
	3Q15	2Q16	3Q16
Net Revenues	3,933,604	4,328,095	4,469,240
Domestic Market	1,807,568	1,768,985	2,100,371
Foreign Market	2,126,036	2,559,110	2,368,869
Cost of Goods Sold (COGS)	(2,993,905)	(3,403,962)	(3,157,057)
COGS, excluding depreciation	(2,716,293)	(3,106,613)	(2,851,368)
Depreciation allocated to COGS	(277,612)	(297,349)	(305,689)
Gross Profit	939,699	924,133	1,312,183
Gross Margin (%)	24%	21%	29%
Selling Expenses	(407,113)	(390,976)	(403,112)
General and Administrative Expenses	(116,668)	(100,767)	(114,429)
Depreciation allocated to SG&A	(5,686)	(5,690)	(5,662)
Other operation income (expense), net	(85,057)	(171,091)	(1,778)
Share of profits (losses) of investees	861,352	16,730	26,120
Operational Income before Financial Results	1,186,527	272,339	813,322
Net Financial Results	(1,549,045)	(205,132)	(760,015)
Income before social contribution and income taxes	(362,518)	67,207	53,307
Income Tax and Social Contribution	(169,405)	(109,787)	(152,967)
Continued operations, net	(531,923)	(42,580)	(99,660)
Discontinued operations, net	(728)	(135)	(6,984)
Profit/(Loss) for the period	(532,651)	(42,715)	(106,644)

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$ )
	3Q15	2Q16	3Q16
Net Revenues	3,118,708	2,191,674	2,288,121
Domestic Market	1,660,652	1,660,652	2,010,365
Foreign Market	1,458,056	531,022	277,756
Cost of Goods Sold (COGS)	(2,472,690)	(1,906,666)	(1,825,749)
COGS, excluding depreciation	(2,249,203)	(1,770,966)	(1,686,217)
Depreciation allocated to COGS	(223,487)	(135,700)	(139,532)
Gross Profit	646,018	285,008	462,372
Gross Margin (%)	21%	13%	20%
Selling Expenses	(183,412)	(135,798)	(139,917)
General and Administrative Expenses	(94,793)	(70,168)	(85,694)
Depreciation allocated to SG&A	(3,909)	(3,997)	(4,074)
Other operation income (expense), net	(86,261)	(85,196)	72,503
Share of profits (losses) of investees	2,601,253	(346,522)	306,735
Operational Income before Financial Results	2,878,896	(356,673)	611,925
Net Financial Results	(3,287,418)	380,363	(713,121)
Income before social contribution and income taxes	(408,522)	23,690	(101,196)
Income Tax and Social Contribution	(123,263)	(80,792)	(29,015)
Continued operations, net	(531,785)	(57,102)	(130,211)
Discontinued operations, net	(728)	(135)	(6,984)
Profit/(Loss) for the period	(532,513)	(57,237)	(137,195)

For further information, please visit our corporate website: www.csn.com.br/ri	17

  3Q16 EARNINGS

   RELEASE

BALANCE SHEET
Company Corporate Law (In Thousand of R$)
	Consolidated		Parent Company
	12/31/2015	09/30/2016	12/31/2015	09/30/2016
Current assets	16,430,691	12,127,269	8,842,440	7,686,024
Cash and cash equivalents	8,624,651	5,433,056	2,648,798	2,525,691
Trade receivables	1,578,277	1,859,630	2,467,523	2,147,621
Inventories	4,941,314	3,799,306	2,850,744	2,270,159
Other current assets	1,286,449	1,035,277	875,375	742,553
Held for sale	-	157,792	-	157,792
Other current assets	1,286,449	877,485	875,375	584,761
Non-current assets	32,219,283	33,134,046	36,763,086	34,839,070
Long-term receivables	4,890,948	4,652,525	4,510,431	4,310,564
Investments measured at amortized cost	3,998,227	5,078,276	23,323,565	21,058,572
Property, plant and equipment	17,871,599	18,058,891	8,866,348	9,411,399
Intangible assets	5,458,509	5,344,354	62,742	58,535
TOTAL ASSETS	48,649,974	45,261,315	45,605,526	42,525,094
Current liabilities	5,325,571	5,406,604	4,272,372	3,605,010
Payroll and related taxes	256,840	286,640	141,496	156,077
Suppliers	1,293,008	1,580,180	742,364	1,003,260
Taxes payable	700,763	593,038	5,814	74,245
Borrowings and financing	1,874,681	1,831,210	2,879,073	1,844,487
Other payables	1,073,017	970,386	411,699	413,812
Provisions	127,262	110,648	91,926	78,627
Liabilities on assets held for sale and discontinued operations	-	34,502	-	34,502
Non-current liabilities	34,588,740	30,671,949	33,668,407	30,858,103
Borrowings and financing	32,407,834	28,497,797	31,109,017	28,337,424
Deferred Income Tax and Social Contribution	494,851	495,365	-	-
Other payables	131,284	131,539	126,450	82,699
Provisions	711,472	704,087	564,372	562,644
Other provisions	843,299	843,161	1,868,568	1,875,336
Shareholders’ equity	8,735,663	9,182,762	7,664,747	8,061,981
Paid-in capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital reserves	30	30	30	30
Earnings reserves	2,464,701	2,464,701	2,464,701	2,464,701
Profit/Losses	-	(1,031,122)	-	(1,031,122)
Other comprehensive income	660,016	2,088,372	660,016	2,088,372
Non-controlling interests	1,070,916	1,120,781	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	48,649,974	45,261,315	45,605,526	42,525,094

For further information, please visit our corporate website: www.csn.com.br/ri	18

  3Q16 EARNINGS

   RELEASE

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (In Thousand of R$)
	2Q16	3Q16
Net cash generated by operating activities	208,504	505,066
(Net Losses) / Net income attributable to controlling shareholders	(57,237)	(137,195)
Loss for the period attributable to non-controlling interests	14,522	30,551
Charges on borrowings and financing	724,161	728,857
Depreciation, depletion and amortization	315,448	319,323
Share of profits (losses) of investees	(18,428)	(25,066)
Deferred income tax and social contribution	74,908	42,941
Foreign exchange and monetary variations, net	(979,950)	218,991
Write-off of permanent assets	14,022	34,803
Gain with business combination	-	(28,013)
Provisions for environmental liabilities	-	(138)
Provisions	(57,570)	1,121
Working Capital	830,017	229,631
Accounts Receivable	107,092	(190,068)
Trade Receivables – Related Parties	(119)	7,429
Inventory	663,574	5,413
Interest receive - Related Parties	-	6,449
Judicial Deposits	20,526	932
Suppliers	(37,119)	383,114
Taxes and Contributions	175,041	(65,370)
Others	(98,978)	81,732
Other payments or receipts	(651,389)	(910,740)
Interest paid and received under a swap contract	(651,389)	(910,740)
Cash Flow from Investment Activities	(290,336)	(519,952)
Investments/Share Acquisitions	(190,435)	-
Acquisitions of Fixed Assets and Intangible	(467,222)	(382,583)
Receive/(payment) in derivative transactions	(158,865)	2,498
Related parties loans	-	(32,118)
Short-term investment, net of redeemed amount	526,186	(67,988)
Cash and cash equivalents in to discontinued operations	-	(40,702)
Cash and equivalents in to CGPAR consolidation	-	941
Cash Flow from Financing Companies	(232,973)	(83,219)
Borrowings and financing raised, net of transaction costs	(180)	(139)
Funding for Fortaiting/Drawee risk	1,902	-
Amortizations for Forfaiting/Drawee risk	(136,451)	(42,690)
Amortizations	(91,639)	(46,942)
Dividend and interest on shareholders' equity paid	-	(53)
Buyback of debt securities	(6,605)	6,605
Foreign Exchange Variation on Cash and Cash Equivalents	23,021	(23,929)
Free Cash Flow	(291,784)	(122,034)

For further information, please visit our corporate website: www.csn.com.br/ri	19

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
  Date: November 10, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.